Taiwan Greater China Fund (“the Registrant”)
Form N-SAR for the Twelve Months Ended December 31, 2009

Sub-Item 77C: Matters submitted to a vote of security holders 2009 Annual Meeting of Shareholders

On September 10, 2009, the Trust held an annual meeting to:

(i) Elect two trustees, each to serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof.

(ii) Consider whether to approve the conversion of the Trust from a closed end investment company to an open-end investment company.

The results of the shareholder votes are shown below. Votes representing 8,954,031, or 72.16%, of the 12,409,440 eligible shares outstanding were represented by proxy. Edward B. Collins and Tsung-Ming Chung were each elected for a term expiring in 2012. Votes representing approximately 39% of the eligible shares outstanding were voted for the conversion from a closed-end fund to an open-end fund which did not constitute a majority of the outstanding shares, therefore, the conversion was not approved.

Nominees to the Board of Trustees
	For	Withheld
Edward B. Collins	8,110,586	843,445
Tsung-Ming Chung	8,341,231	612,800

Approval of Conversion from a Closed-End Investment Company to an Open-End Investment Company

For	Against	Withheld/Abstain
4,418,855	2,338,643	26,701